Exhibit 4.31

EFG Eurobank Ergasias S.A.

Messrs,

DRYSHIPS INC.

and

IASON OWNING COMPANY LIMITED

80, Kifissias Ave.,

Amarousion, Gr 151 25

Athens, Greece

11th November 2009

Dear Sir,

We refer to the Loan Agreement dated 16th November 2007 (the “Loan Agreement”) between Iason Owning Company Limited (as “Borrower”) and EFG Eurobank Ergasias S.A. (the “Bank”) for a loan of up to USD 47,000,000, which was guaranteed by Dry ships Inc. (the “Guarantor”).

Words and expressions defined in the Loan Agreement shall have the same meanings when used in this letter.

We note that the Bank has waived until December 31 2009 the breach of clause 8.3.1 of Loan Agreement under the attached letter dated February 25 2009 (and we confirm that the conditions in such waiver letter remain satisfied as of the date of this letter).

Further, we note that the Guarantor is in breach of clauses 5.3.1 (a) and 5.3.1 (b) of the Corporate Guarantee.

The Bank further confirms that it hereby waives such breach of clauses 5.3.1(a) and 5.3.1(b) of the Corporate Guarantee but only until December 31 2009.

The above proposed waiver will become effective upon your signature, which we would kindly request by November 13, 2009.

The Bank reserves all its rights under the Loan Agreement, the Corporate Guarantee and the other security Documents, at law, in equity or otherwise, including, without limitation, as to any other Events of Default or any of the above breaches continuing unremitted after the end of their relevant waiver periods referred to in this letter.

For and on behalf of the Bank,

/s/ Lambros Theodorou	/s/ Marina Tzoutzourakis
Lambros Theodorou	Marina Tzoutzourakis
Deputy General Manager	Account Manager

For and on behalf of Dryships Inc.

/s/ Eugenia Papapontikou
Date: 11/11/09

For and on behalf of Iason Owning Company Limited

/s/ Eugenia Papapontikou
Date: 11/11/09